Exhibit 99.1

Nisun-Controlled Henan Fintech Enters into Share Acquisition Agreement with Youjiatian

SHANGHAI, China, January 25, 2022 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, announced that on January 14, 2022, Fintech (Henan) Supply Chain Management Co., Ltd (“Henan Fintech”), a subsidiary of Fintech (Shanghai) Digital Technology Co., Ltd and controlled affiliate of the Company, entered into a share acquisition agreement (the “Agreement”) with Henan Youjiatian Agricultural Technology Co., Ltd (“Youjiatian Agricultural” or “Youjiatian”) and its sole shareholder to acquire a majority equity interest in Youjiatian.

Established in 2016, Youjiatian is an agricultural supply chain management company. As a result of the booming development of the agricultural industry in the Henan province, it has recently experienced rapid growth. With vegetables, mushrooms and other edible fungi as its main product lines, Youjiatian has established a comprehensive operation model, and has served B-end leading enterprises such as Sanquan Food, Sinian Food, and Qianwei Central Kitchen for many years. In recent years, Youjiatian has begun to penetrate into new retail formats such as 7-11 convenience stores and Hema Xiansheng, a subsidiary of Alibaba Group.

Pursuant to the Agreement, Henan Fintech agreed to acquire 51% of Youjiatian’s equity for a cash consideration of RMB0.51 million (approximately USD80,280) based on the agreed-upon value of the shares to be acquired. The selling shareholder would be responsible for all debts of Youjiatian incurred prior to the acquisition and pledge the remaining 49% equity as collateral to guarantee the repayment of these debts. Youjiatian agreed to obtain certain land use rights and pledge such rights and all real properties on the land as additional collateral to secure the repayment of the pre-existing debts. As the majority shareholder, Henan Fintech (or its affiliates) would provide loan funds for Youjiatian’s operations, as set forth in the Agreement. The parties further agreed to annual revenue and net income performance targets for Youjiatian as well as a performance-based profit allocation schedule between the two parties. Under certain circumstances, the selling shareholder would be obligated to repurchase the equity interest acquired by Henan Fintech for RMB0.51 million in cash. The transaction is expected to close in 90 days.

“This past year, Henan Fintech continued to explore new opportunities and has made remarkable achievements to establish its brand, adjust its internal structure, recruit a talent team and build our company culture,” said Nan Li, General Manager of Henan Fintech. “The acquisition of Youjiatian Agricultural will facilitate our expansion into the agricultural industry while providing opportunities to acquire more companies in the industry. Henan Fintech strives to build its brand power to further contribute to China’s strategy for rural revitalization.”

During the agreement signing ceremony, Guifeng Xu, Chairman of Youjiatian Agricultural, said: “Through this acquisition, Youjiatian Agricultural will benefit from Henan Fintech’s line of capital and capacity for advanced supply chain integration to further broaden the scale of our business and expand to other regions in China.”

With the agricultural industry as one of its core service segments, Nisun will continue to use its advantages to maintain comprehensive coverage and dynamic circulation in the agricultural supply chain, providing high-quality and effective supply chain management solutions to current and potential clients.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd
Investor Relations
Tel: +86 (21) 2357-0055
Email: ir@cnisun.com

ICR, LLC
Tel: +1 203 682 8233
Email: nisun@icrinc.com